FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Item 2. Date of Material Change

January 9, 2025.

Item 3. News Release

A news release was disseminated through the facilities of Cision on January 10, 2025, and subsequently filed under Integra's issuer profile on SEDAR+ at www.sedarplus.ca.

Item 4. Summary of the Material Changes

On January 9, 2025, Integra's Board of Directors (the "Board") appointed George Salamis as President, Chief Executive Officer ("CEO") & Director and Anna Ladd-Kruger as Chair of the Board, effective immediately. Mr. Salamis succeeded Jason Kosec as Integra's President and CEO. Mr. Kosec also resigned as a Director of the Company.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On January 9, 2025, Integra's Board appointed George Salamis as President, CEO & Director and Anna Ladd-Kruger as Chair of the Board, effective immediately. Mr. Salamis succeeded Jason Kosec as Integra's President and CEO. Mr. Kosec also resigned as a Director of the Company. Prior to his appointment as President and CEO, Mr. Salamis was Executive Chair of the Board.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Andrée St-Germain
Chief Financial Officer
778.873.8190

Item 9. Date of Report

January 17, 2025